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                           November 18, 2021

       Leanne Cunningham
       Chief Financial Officer
       Brown-Forman Corporation
       850 Dixie Highway
       Louisville, Kentucky 40210

                                                        Re: Brown-Forman
Corporation
                                                            Form 10-K for the
Fiscal Year Ended April 30, 2021
                                                            Filed June 21, 2021
                                                            File No. 001-00123

       Dear Ms. Cunningham:

              We have reviewed your November 15, 2021 response to our comment letter and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Our reference to prior comment is to comment in our November 2, 2021 letter.

       Form 10-K for the Fiscal Year Ended April 30, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       31

   1.                                                   We note your response
to prior comment 1. The adjustment for    estimated net change in
                                                        distributor inventories
   appears to change the recognition method of your GAAP
                                                        measures from a sell-in
approach to a sell-through approach, and therefore, appears to substitute individually
tailored recognition and measurement methods for those of GAAP.
                                                        Please remove this
adjustment from future filings or explain why you do not believe it represents a tailored
accounting measure.
 Leanne Cunningham
FirstName LastNameLeanne
Brown-Forman   Corporation Cunningham
Comapany 18,
November  NameBrown-Forman
              2021            Corporation
November
Page 2    18, 2021 Page 2
FirstName LastName
      You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew
Blume, Staff Accountant, at 202-551-3254 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Manufacturing